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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                             Final Amendment to

                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                             AMENDMENT NO. 1 TO

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                         PACIFIC SCIENTIFIC COMPANY
                         (Name of Subject Company)

                           ACC ACQUISITION CORP.
                            DANAHER CORPORATION
                                 (Bidders)

                       COMMON STOCK, $1.00 PAR VALUE
         (including the Associated Preferred Share Purchase Rights)
                       (Title of Class of Securities)

                                   694806
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                   (CUSIP Number of Class of Securities)


                            PATRICK W. ALLENDER
                            DANAHER CORPORATION
                            1250 24TH ST., N.W.
                           WASHINGTON, D.C. 20037
                               (202) 828-0850
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on behalf of Bidders)


                                  Copy to:

                           ERIC J. FRIEDMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

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      This Final Amendment amends the Tender Offer Statement on Schedule
 14D-1 initially filed on February 6, 1998 (as amended, the "Tender Offer Statement") by Danaher Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary ACC Acquisition Corp., a California corporation (the "Purchaser"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Pacific Scientific Company, a California corporation, including the associated Preferred Share Purchase Rights, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 6, 1998. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Tender Offer Statement. This Final Amendment to the Tender Offer Statement also constitutes Amendment No. 1 to the Statement on Schedule 13D of the Purchaser and Parent relating to the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

 ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      Following expiration of the Offer at 5:00 p.m., New York City time on March 9, 1998, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to the tendering shareholders' compliance with the guaranteed delivery procedures,11,666,541 Shares, representing approximately 93% percent of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.


                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  March 13, 1998

                                         ACC ACQUISITION CORP.


                                         BY:  /s/ Patrick W. Allender
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                                             Name:  Patrick W. Allender
                                             Title: Vice President,
                                                    Treasurer and Director

                                         DANAHER CORPORATION


                                         BY:  /s/ Patrick W. Allender
                                             ------------------------------
                                              Name:  Patrick W. Allender
                                              Title: Senior Vice President,
                                                     Chief Financial Officer
                                                     and Secretary